Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 21, 2015	Michael E. Ellis Partner d 212.969.3543 f 212.969.2900 mellis@proskauer.com www.proskauer.com

VIA EDGAR
AND OVERNIGHT COURIER

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TeleCommunication Systems, Inc. Schedule TO-T Filed December 7, 2015 by Comtech Telecommunications Corp. File No. 005-61015

Dear Mr. Pitko:

On behalf of our client, Comtech Telecommunications Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 15, 2015 (the “Comment Letter”) relating to the above-referenced Schedule TO-T initially filed by the Company on December 7, 2015 and amended on December 11, 2015 (the “Schedule TO”). In connection with this response to the Comment Letter, the Company is filing with the Commission Amendment No. 2 to the Schedule TO.

Set forth below is the response of the Company to the comments contained in the Comment Letter. For your convenience, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

References in the responses below in this letter to “we” refer to the Company.

* * * *

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Office of Mergers and Acquisitions

December 21, 2015

Exhibit (a)(1)(A) - Offer to Purchase

Acceptance for Payment and Payment for Shares, page 4

1.	The first paragraph in Section 2 states that Purchaser will pay for tendered shares promptly after the later of (i) the expiration date and (ii) satisfaction or waiver of the conditions. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure in the first paragraph of Section 2 on pages 4 and 5 of the Offer to Purchase.

Withdrawal Rights, page 8

2.	Please disclose the date certain after which security holders may withdraw securities tendered in the offer pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Section 14(d)(5) of the Exchange Act.

In response to the Staff’s comment, we have disclosed the date certain after which stockholders may withdraw Shares tendered pursuant to the Offer in the first paragraph of Section 4 on page 8 of the Offer to Purchase.

Representations and Warranties, page 18

3.	We note disclosure that the merger agreement and description thereof are not intended to provide any other factual information about TCS or Comtech or their respective subsidiaries or affiliates or stockholders and that the representations, warranties and covenants were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, we have revised the disclosure on page 19 of the Offer to Purchase.

The Merger Agreement
Termination, page 28

4.	We note that the termination section in the merger agreement description indicates that the tender offer may be abandoned at acceptance time under several circumstances. Following expiration, the Purchaser cannot terminate the offer other than for failure of conditions that relate to government regulatory approvals. Please advise or revise.

Office of Mergers and Acquisitions

December 21, 2015

In response to the Staff’s comment, we have revised the disclosure on page 28 of the Offer to Purchase.

Source and Amount of Funds, page 30

5.	Please disclose any alternative financing arrangements, or include a statement that there are none. See Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, we have disclosed on page 31 of the Offer to Purchase that at this time, the Company does not have alternative financing arrangements in place in the event that the Financing cannot be consummated, and that in such case, the Company will seek alternative sources of financing.

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Michael E. Ellis
Michael E. Ellis

cc:	Stanton D. Sloane, Comtech Telecommunications Corp.

Michael D. Porcelain, Comtech Telecommunications Corp.

Robert A. Cantone, Proskauer Rose LLP